ROYAL BANK OF CANADA
Annual Meeting of Common Shareholders
Toronto, Ontario – March 2, 2007
REPORT OF VOTING RESULTS
In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations
1.     Election of Directors
On a vote by ballot, each of the following 16 nominees proposed by management was elected as a Director of the Bank:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
W. Geoffrey Beattie	640,565,600	99.78%	1,407,300	0.22%
George A. Cohon	640,027,841	99.70%	1,940,538	0.30%
Douglas T. Elix	639,207,267	99.57%	2,747,199	0.43%
John T. Ferguson	640,125,441	99.71%	1,844,798	0.29%
The Hon. Paule Gauthier	639,290,643	99.58%	2,682,801	0.42%
Timothy J. Hearn	641,012,855	99.85%	943,379	0.15%
Alice D. Laberge	640,785,450	99.81%	1,193,082	0.19%
Jacques Lamarre	640,706,737	99.81%	1,249,265	0.19%
Brandt C. Louie	640,734,367	99.81%	1,222,428	0.19%
Michael H. McCain	640,362,823	99.75%	1,610,328	0.25%
Gordon M. Nixon	640,377,547	99.75%	1,596,024	0.25%
David P. O’Brien	637,930,783	99.37%	4,024,244	0.63%
Robert B. Peterson	639,771,002	99.66%	2,190,282	0.34%
J. Pedro Reinhard	640,806,126	99.82%	1,163,871	0.18%
Kathleen P. Taylor	640,155,017	99.72%	1,821,778	0.28%
Victor L. Young	640,309,422	99.74%	1,644,412	0.26%
2.     Appointment of Auditor
On a vote by ballot, Deloitte & Touche LLP was reappointed as the auditor of the Bank:

Votes For	% Votes For	Votes Withheld	% Votes Withheld	Votes Against	% Votes Against
640,437,977	99.75%	1,584,484	0.25%	0	0.00%

3.     Resolution approving amendments to Royal Bank’s stock option plan
On a vote by ballot, a Resolution was approved to amend Royal Bank’s stock option plan:

Votes For	% Votes For	Votes Against	% Votes Against
517,506,426	84.70%	93,466,604	15.30%
4.     Shareholder Proposal No. 1
On a vote by ballot, Proposal No. 1 — Disclose in Annual Report details of compensation experts, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
564,475,126	92.41%	46,393,098	7.59%
5.     Shareholder Proposal No. 2
On a vote by ballot, Proposal No. 2 — Correlation between executive compensation and the Bank’s salaries, costs and financial success, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
595,437,748	97.47%	15,466,611	2.53%
6.     Shareholder Proposal No. 3
On a vote by ballot, Proposal No. 3 — Align executive stock option awards to the Bank’s Economic Value Added, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
594,323,820	97.28%	16,593,775	2.72%
7.     Shareholder Proposal No. 4
On a vote by ballot, Proposal No. 4 — Increase to one-third the percentage of women on the Bank’s Board of Directors, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
583,649,483	95.54%	27,267,915	4.46%

8.     Shareholder Proposal No. 5
On a vote by ballot, Proposal No. 5 — Include in Annual Report an exhaustive summary of financial statements of subsidiaries, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
598,571,638	97.98%	12,350,481	2.02%
9.     Shareholder Proposal No. 6
On a vote by ballot, Proposal No. 6 — Disclose information on direct or indirect involvement in hedge funds, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
531,044,267	86.92%	79,880,586	13.08%
10.     Shareholder Proposal No. 7
On a vote by ballot, Proposal No. 7 — Tightening the definition of “independent” director, was rejected:

Votes Against	% Votes Against	Votes For	% Votes For
595,909,078	97.55%	14,993,734	2.45%